November 18, 2015

Via EDGAR Correspondence

The United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. John Reynolds, Assistant Director

Dear Sirs/Mesdames:

Northern Dynasty Minerals Ltd. (the “Company”)
Registration Statement on Form F-3 (Amendment No. 1)
Filed: November 12, 2015
SEC File No.: 333-207440

Pursuant to Rule 461 under the Securities Act of 1933, the Company hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (Amendment No. 1) to 4:00 p.m. (EST) on Friday, November 20, 2015, or as soon thereafter as is practicable.

The Company is aware of its responsibilities relating to the proposed public offering of its securities as specified in its Registration Statement under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receipt of your response in this matter. Please advise if you require any additional information.

Yours truly,
NORTHERN DYNASTY MINERALS LTD.

By:

/s/ Trevor Thomas
Trevor Thomas
Secretary